1933 ACT FILE NO.:  333-116816
                                                   1940 ACT FILE NO.:  811-21056

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       ADVISOR'S DISCIPLINED TRUST, SERIES 13

B.  Name of depositor:         FIXED INCOME SECURITIES, L.P.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado  80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:
            CRAIG FIDLER
           General Counsel                       MARK J. KNEEDY
     Fixed Income Securities, L.P.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on _______, 2004 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

HIGH 50 DIVIDEND STRATEGY PORTFOLIO
SERIES 5

(ADVISOR'S DISCIPLINED TRUST, SERIES 13)






                    A portfolio of common stocks selected by
                    applying a specialized dividend-oriented
                      strategy seeking dividend income and
                              capital appreciation







                                   PROSPECTUS

                                 AUGUST 5, 2004




        [LOGO]
                                        As with any investment, the Securities
       ADVISOR'S                        and Exchange Commission has not approved
   ASSET MANAGEMENT                     or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
  A DIVISION OF FIXED                   this prospectus.  Any contrary
INCOME SECURITIES, L.P.                 representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


  The trust seeks to provide dividend income and capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a portfolio of common stocks selected using a specialized dividend-oriented strategy that seeks to outperform the Russell 1000(registered) Index. We<FN1>* selected the portfolio using the following strategy:

* We begin with the companies listed in the Russell 1000(registered) Index. The Russell 1000(registered) Index is a comprehensive large-cap index measuring the performance of the largest 1000 companies in the Russell 3000(registered) Index. The Russell 3000(registered) Index consists of the 3000 largest companies domiciled in the U.S. and its territories.

* We then identify the companies within the Russell 1000(registered) Index that comprise the Russell 1000(registered) Value Index. Such companies are identified by lower price-to-book ratios relative to the other companies in the Russell 1000(registered) Index.

* From the Russell 1000(registered) Value Index, we identify the five stocks in each of the ten industry sector components of the Russell 1000(registered) Value Index with the highest dividend yields.

*  We select those 50 stocks for the trust's portfolio.

  Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* STOCK PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same stocks even if their market value declines.


--------------------
<FN1>* "FIS," "we" and related terms mean Fixed Income Securities, L.P., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks selected based on historical dividend yields.

  * to pursue a long-term, dividend-oriented investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable with the trust's strategy.

  *  seek aggressive growth without current income.

  *  seek capital preservation.


          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.000

          INCEPTION DATE                                August 5, 2004
          TERMINATION DATE                            December 8, 2005

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS                                $0.397 per unit

          DISTRIBUTION DATES                    Last day of each month
          RECORD DATES                          15th day of each month

          INITIAL DISTRIBUTION DATE                 September 30, 2004
          INITIAL RECORD DATE                       September 15, 2004

          CUSIP NUMBERS
          Cash distributions                                 007582406
          Reinvested distributions                           007582174

          TICKER SYMBOL                                         ADTFEX

          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                  AS A % OF        AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.95             19.50
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.290%           $2.90
                                   =======         =======

                                  AS A % OF        AMOUNT
ANNUAL                              TRUST         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.152%           $1.50
Supervisory, evaluation
  and administration fees           0.101             1.00
                                   -------         -------
Total                               0.253%           $2.50
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (2.95% of the unit offering price) and the remaining deferred sales fee. The deferred sales fee is fixed at $0.195 per unit and is paid in three monthly installments beginning on December 20, 2004.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $349
          3 years             $875
          5 years           $1,449
          10 years          $3,122

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                        Investment Summary     3

HIGH 50 DIVIDEND STRATEGY PORTFOLIO, SERIES 5
(ADVISOR'S DISCIPLINED TRUST, SERIES 13)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, AUGUST 5, 2004


                                                                 PERCENTAGE OF         MARKET         COST OF         CURRENT
 NUMBER        TICKER                                         AGGREGATE OFFERING      VALUE PER      SECURITIES       DIVIDEND
OF SHARES      SYMBOL             ISSUER                             PRICE             SHARE(1)      TO TRUST(2)      YIELD(3)
------------------------------------------------------------------------------------------------------------------------------
   108          ALE      Allete Inc                                   2.00%          $27.48$            2,968          4.11%
   122          ALD      Allied Capital Corp                          2.04            24.75             3,020          9.21
    56          AT       Alltel Corp                                  1.97            52.15             2,920          2.84
    62          MO       Altria Group Inc                             1.98            47.35             2,936          5.74
    65          AEE      Ameren Corp                                  2.00            45.52             2,959          5.58
    99          ACAS     American Capital Strategies Ltd              2.01            30.08             2,978          9.57
   179          NLY      Annaly Mortgage Management Inc               2.01            16.63             2,977         11.55
   201          T        AT&T Corp                                    2.00            14.76             2,967          6.44
    71          ADP      Automatic Data Processing Inc                1.98            41.27             2,930          1.36
    98          BAX      Baxter International Inc                     2.04            30.80             3,018          1.89
   108          BLS      BellSouth Corp                               2.02            27.68             2,989          3.90
   127          BMY      Bristol-Myers Squibb Co                      2.00            23.30             2,959          4.81
    30          CVX      ChevronTexaco Corp                           1.96            96.60             2,898          3.31
   113          CAG      ConAgra Foods Inc                            2.01            26.37             2,980          3.94
    71          ED       Consolidated Edison Inc                      1.99            41.56             2,951          5.44
   184          CEI      Crescent Real Estate EQT Co                  2.02            16.29             2,997          9.21
    67          DLX      Deluxe Corp                                  1.98            43.68             2,927          3.39
    63          DBD      Diebold Inc                                  2.00            46.88             2,953          1.58
    74          DOW      Dow Chemical Co/The                          2.01            40.14             2,970          3.34
    66          EMN      Eastman Chemical Co                          2.00            44.92             2,965          3.92
    64          XOM      Exxon Mobil Corp                             2.00            46.24             2,959          2.34
    68          GM       General Motors Corp                          1.98            43.13             2,933          4.64
   145          HPQ      Hewlett-Packard Co                           2.00            20.44             2,964          1.57
    52          HB       Hillenbrand Industries Inc                   1.99            56.56             2,941          1.91
    56          KMG      Kerr-McGee Corp                              1.98            52.47             2,938          3.43
   123          CG       Loews Corp - Carolina Group                  2.02            24.30             2,989          7.49
   164          LYO      Lyondell Chemical Co                         1.99            17.92             2,939          5.02
    82          MRO      Marathon Oil Corp                            2.02            36.55             2,997          2.74
   115          MAY      May Department Stores Co/The                 1.99            25.64             2,949          3.78
   152          MYG      Maytag Corp                                  2.01            19.53             2,969          3.69
    66          MRK      Merck & Co Inc                               2.00            44.90             2,963          3.39
   137          NWL      Newell Rubbermaid Inc                        2.00            21.65             2,966          3.88
    59          OXY      Occidental Petroleum Corp                    1.98            49.75             2,935          2.21
   161          POM      Pepco Holdings Inc                           2.01            18.51             2,980          5.40
   169          PKI      PerkinElmer Inc                              2.02            17.66             2,985          1.59



(continued)


4     Investment Summary

HIGH 50 DIVIDEND STRATEGY PORTFOLIO, SERIES 5
(ADVISOR'S DISCIPLINED TRUST, SERIES 13)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, AUGUST 5, 2004


                                                                 PERCENTAGE OF         MARKET         COST OF         CURRENT
 NUMBER        TICKER                                         AGGREGATE OFFERING      VALUE PER      SECURITIES       DIVIDEND
OF SHARES      SYMBOL             ISSUER                             PRICE             SHARE(1)      TO TRUST(2)      YIELD(3)
------------------------------------------------------------------------------------------------------------------------------
    69          PBI      Pitney Bowes Inc                             2.00%          $42.84            $2,956          2.85%
    73          PEG      Public Service Enterprise Group Inc          1.99            40.31             2,943          5.46
   161          RGC      Regal Entertainment Group                    2.01            18.50             2,979          4.32
   129          REY      Reynolds & Reynolds Co/The                   2.00            22.94             2,959          1.92
    40          RAI      Reynolds American Inc                        2.00            73.86             2,954          5.14
   195          RPM      RPM International Inc                        1.99            15.11             2,946          3.71
    96          RRD      RR Donnelley & Sons Co                       2.00            30.86             2,963          3.37
   116          SBC      SBC Communications Inc                       2.00            25.59             2,968          4.88
   259          SVM      ServiceMaster Co/The                         1.99            11.35             2,940          3.88
   115          SON      Sonoco Products Co                           2.01            25.86             2,974          3.40
   234          TE       TECO Energy Inc                              2.00            12.65             2,960          6.01
   109          TMA      Thornburg Mortgage Inc                       2.02            27.42             2,989          9.63
    77          UST      UST Inc                                      1.98            38.08             2,932          5.46
    75          VZ       Verizon Communications Inc                   1.98            39.17             2,938          3.93
    85          WYE      Wyeth                                        2.02            35.15             2,988          2.62

-------                                                            ---------                        ----------
 5,410                                                              100.00%                          $148,058
=======                                                            =========                        ==========



Notes to Portfolio

(1) The cost of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,338 and ($280) respectively.

(3) Current dividend yield for each security was calculated by dividing the most recent annualized ordinary dividend declared on a security by that security's closing sale price at the close of the New York Stock Exchange on the business day prior to the trust's inception date.



                                                        Investment Summary     5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMUNITTRUST.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." We must receive your order to buy units prior to the close of regular trading on the New York Stock Exchange (normally 4:00Ep.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. During the initial offering period, the value of the securities includes organization costs.

  Pricing the Securities. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange or the Nasdaq Stock Market. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to value of the security. We will only do this if a security is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  Organization Costs. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The net asset value per unit will decline when the trust pays these costs.

  SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "sales fee." The total sales fee equals 2.95% of the public offering price per unit at the time of purchase.


6     Understanding Your Investment

This is equivalent to 3.040% of the net amount invested. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee (2.95% of the public offering price per unit) and the remaining fixed dollar deferred sales fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.195 per unit. Your trust pays the deferred sales fee in equal monthly installments as described on page 3. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  Investors should be aware that in order to impose a deferred sales fee the sponsor and trust are required to receive an exemptive order from certain provisions of the Investment Company Act of 1940 from the Securities and Exchange Commission (the "SEC"). The sponsor has applied for an exemptive order that would permit the deferred sales fee, but no assurance can be given that the SEC will issue an order. Notwithstanding anything to the contrary in this prospectus, the sponsor will not collect the deferred sales fee unless and until it receives such an order.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge this fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amount of the deferred sales fee, we will credit you the difference between your total sales fee and this fixed dollar fee at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $100,000            2.95%
     $100,000 - $499,999           2.70
     $500,000 or more              2.45

  We apply these fees as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 49,999 units, your fee is 2.70% of your public offering price per unit.

  You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can also include these purchases as your own for purposes of this aggregation:

  *  purchases by your spouse or minor children and

  *  purchases by your trust estate or fiduciary accounts.

  The discounts described above apply during the initial offering period.

  Fee Accounts. We waive a portion of the sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. Investors may purchase units of the trust in these accounts at the public offering price less the applicable regular dealer concession.


                                             Understanding Your Investment     7

  This discount applies during the initial offering period and in the secondary market. We reserve the right to limit or deny purchases of units in fee accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive a portion of the sales fee for purchases made by officers, directors and employees of the sponsor and its affiliates. We also waive a portion of the sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. This discount applies during the initial offering period and in the secondary market.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any of our other unit trusts. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. In order to qualify for this discount, your unit redemption or trust termination must occur on the same day that you purchase units of the trust offered in this prospectus. These discounts apply only during the initial offering period.

  Investors should be aware that the staff of the Division of Investment Management of the SEC is of the view that the exchange option sales fee discount for exchanges from affiliated unit trusts constitutes an "exchange offer" for the purposes of Section 11(c) of the Investment Company Act of 1940 and would therefore be prohibited absent an exemptive order. The sponsor applied for an exemptive order under Section 11(c) which would permit it to offer the exchange option, but no assurance can be given that the SEC will issue such an order. Notwithstanding anything to the contrary in this prospectus, the exchange options sales fee discount does not apply to exchanges from other FIS unit trusts unless and until it receives such an order.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies during the initial offering period and in the secondary market. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge this fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the internet at WWW.AAMUNITTRUST.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit and is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers


8     Understanding Your Investment
may charge a transaction fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current net asset value.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit. You will pay any remaining deferred sales fee at the time you redeem units. The trustee must receive your completed redemption request prior to the close of regular trading on the New York Stock Exchange for you to receive the net asset value for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees.


                                             Understanding Your Investment     9

You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

  ROLLOVER OPTION. The trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of the trust for a rollover when the current trust terminates. When the trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on the trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current trust. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer the rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxes".

  Investors should be aware that the staff of the Division of Investment Management of the SEC is of the view that the rollover option described in this prospectus constitutes an "exchange offer" for the purposes of Section 11(c) of the Investment Company Act of 1940 and would therefore be prohibited absent an exemptive order. The sponsor has applied for an exemptive order under Section 11(c) which would permit it to offer the rollover option, but no assurance can be given that the SEC will issue such an order.

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income (pro-rated on an annual basis) along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. The record and distribution dates are


10     Understanding Your Investment
shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  Income distribution will consist of an amount substantially equal to such portion of each unitholder's pro rata share of the estimated net annual income distributions. Because income payments are not received by the trust at a constant rate throughout the year, these distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by the trust on the ensuing record date.

  The estimated net annual distributions are also shown under "Essential Information" in the "Investment Summary" section of this prospectus. We base the estimate of the dividends the trust may receive from the underlying portfolio securities by annualizing the most recent dividends declared by these companies. Due to various factors, actual dividends received by the trust will most likely differ from their most recent annualized dividends. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in dividends received and with the sale of securities. The estimated net annual distributions for subsequent years are expected to be less than estimated distributions for the first year because a portion of the securities included in the trust portfolio will be sold during the first year to pay for organization costs and the deferred sales fee.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to pay


                                            Understanding Your Investment     11
income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  STRATEGY CORRELATION RISK is the risk that the trust's performance will not sufficiently correspond with the hypothetical performance of the trust's investment strategy. This can happen for reasons such as:

  * the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

  * strategy performance is based on a calendar year strategy while trusts may be created at various times during the year and generally have 15 month terms,

  *  the trust may not be fully invested at all times, and

  *  trust fees and expenses.

  LEGISLATION OR LITIGATION RISK is the risk that various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                      HYPOTHETICAL PERFORMANCE INFORMATION

  The following table compares hypothetical performance information for the strategy employed by the trust and the actual performance of the Russell 1000(registered) Index in each of the years listed below (and as of the most recent month). These hypothetical returns should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical strategy returns for several reasons, such as:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not


12     Understanding Your Investment
expected that it will do so. In fact, the trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the trust will outperform its related index over the life of the trust or over consecutive rollover periods, if available.

                           COMPARISON OF TOTAL RETURNS
          -----------------------------------------------------------
                              HIGH 50
                              DIVIDEND       RUSSELL 1000(REGISTERED)
             YEAR             STRATEGY                INDEX
          -----------------------------------------------------------
          1993                  12.68%                 10.15%
          1994                   1.96                  -2.42
          1995                  28.77                  36.72
          1996                  14.40                  22.01
          1997                  23.48                  32.36
          1998                   6.90                  26.62
          1999                   1.00                  20.83
          2000                  14.90                  -7.76
          2001                  13.90                 -12.25
          2002                 -14.49                 -21.59
          2003                  31.79                  29.69
          2004 thru 6/30        -6.96                   0.30

  Past performance is no guarantee of future results. Past performance of the strategy stocks is hypothetical (not any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units). Total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the trust in acquiring securities or any taxes incurred by investors. The Russell 1000(registered) Index is a comprehensive large-cap index measuring the performance of the largest 1000 companies in the Russell 3000(registered) Index. The Russell 3000(registered) Index consists of the 3000 largest companies domiciled in the U.S. and its territories. It is not possible to invest directly in an index.

 The strategy is derived from stocks contained in the Russell 1000(registered) Value Index. Frank Russell Company, publisher of the Russell 1000(registered) Value Index, is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Fixed Income Securities, L.P. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York (as trustee). We provide services to unit trusts through our Advisor's Asset Management division. To create your trust, we deposited securities with the trustee. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.


                                            Understanding Your Investment     13

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust, or

  *  as permitted by the trust agreement.

  Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee. We may consider whether a firm sells units of our trusts or conducts other business with us when we select firms to handle these transactions.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Fixed Income Securities, L.P. acting through its Advisor's Asset Management division. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our Advisor's Asset Management division


14     Understanding Your Investment
at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of this prospectus. We are a registered broker-dealer and investment adviser and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation
(SIPC). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  THE TRUSTEE. The Bank of New York is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is 1.50% of the public offering price per unit (or 65% of the sales fee for secondary market sales). For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the distribution fee is 1.25% of the public offering price per unit. Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  From time to time we may sponsor programs which provide awards to a dealer's or selling agent's registered representatives who have sold a minimum number of units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of units of the trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales fees on units sold by such persons during such programs. We make these payments out of our own assets and not out of trust assets. These programs will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."


                                            Understanding Your Investment     15

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

  ASSETS OF THE TRUST. The trust will hold one or more of the following: (i) stock in domestic corporations (the "Stocks") and (ii) interests in real estate investment trusts (the "REIT Shares"). All of the foregoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

  TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay trust expenses (including the deferred sales charge, if any).

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

  If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.


16     Understanding Your Investment

Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

  In addition, it should be noted that certain dividends received by the trust with respect to the Stocks may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

  DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends with respect to the REIT shares will generally be taxed as ordinary income, although in limited circumstances certain of such dividends may be taxed at the same new rates that apply to net capital gain (as discussed above).

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units of the trust generally will not be entitled to the dividends received deduction with respect to certain dividends received by the trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.

  ROLLOVERS. If you elect to have your proceeds from the trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical securities or other trust assets under the wash sale provisions of the Internal Revenue Code.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Trust Assets (an "In-Kind Distribution") when you redeem your units or at the trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

  You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes,


                                            Understanding Your Investment     17
you must take into account your full pro rata share of the trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

  STATE AND LOCAL TAXES. Under the existing income tax laws of the State and City of New York, the trust will not be taxed as corporations, and the income of the trust will be treated as the income of the unitholders in the same manner as for federal income tax purposes.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603 (www.chapman.com), acts as counsel for the trust and has given an opinion that the units are validly issued. Emmet, Marvin & Martin, LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


18     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISOR'S DISCIPLINED TRUST, SERIES 13

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 4 and 5, of Advisor's Disciplined Trust, Series 13, as of August 5, 2004, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, trustee, of securities owned as shown in the statement of financial condition as of August 5, 2004. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisor's Disciplined Trust, Series 13 as of August 5, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                   GRANT THORNTON LLP
Chicago, Illinois
August 5, 2004


ADVISOR'S DISCIPLINED TRUST, SERIES 13

STATEMENT OF FINANCIAL CONDITION
AS OF AUGUST 5, 2004
-------------------------------------------------------------------------------

  INVESTMENT IN STOCKS
  Stocks (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,058
                                                                             ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,058
                                                                             ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (2) . . . . . . . . . . . . . . . . . . . . . . . . . $      434
    Deferred sales fee (3) . . . . . . . . . . . . . . . . . . . . . . . . .      2,916
                                                                             ----------
                                                                             $    3,350
                                                                             ----------

  Interest of investors:
    Cost to investors (4)  . . . . . . . . . . . . . . . . . . . . . . . . .    149,550
    Less: gross underwriting commission and organization costs (2)(3)(4) . .      4,842
                                                                             ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . .    144,708
                                                                             ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,058
                                                                             ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     14,955
                                                                             ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . $    9.705
                                                                             ==========

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $0.029 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(3) The total sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the remaining deferred sales fee. On the inception date, the total sales fee is 2.95% (equivalent to 3.040% of the net amount invested). The deferred sales fee is equal to $0.195 per unit.
(4) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees for quantity purchases.


                                            Understanding Your Investment     19

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------
A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------
Detailed information to      6     How to Buy Units
help you understand          8     How to Sell Your Units
your investment             10     Distributions
                            11     Investment Risks
                            12     Hypothetical Performance
                                   Information
                            13     How the Trust Works
                            16     Taxes
                            18     Expenses
                            18     Experts
                            18     Additional Information
                            19     Report of Independent Registered
                                   Public Accounting Firm
                            19     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------
You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMunittrust.com
this and other investments,        BY E-MAIL
including the Information          info@AAMunittrust.com
Supplement                         CALL ADVISOR'S ASSET
                                   MANAGEMENT (FIS)
                                   (877) 858-1773
                                   CALL THE BANK OF NEW YORK
                                   (800) 221-7668

ADDITIONAL INFORMATION
-----------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549-0102
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-942-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISOR'S DISCIPLINED TRUST, SERIES 13
  Securities Act file number:  333-116816
  Investment Company Act file number:  811-21056




                                HIGH 50 DIVIDEND
                               STRATEGY PORTFOLIO,
                                    SERIES 5



                                   PROSPECTUS

                                 AUGUST 5, 2004












                                      [LOGO]

                                    ADVISOR'S
                                ASSET MANAGEMENT

                   A DIVISION OF FIXED INCOME SECURITIES, L.P.

                     ADVISOR'S DISCIPLINED TRUST, SERIES 13

                  HIGH 50 DIVIDEND STRATEGY PORTFOLIO, SERIES 5

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisor's Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the Advisor's Asset Management division of Fixed Income Securities, L.P. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.

                                    CONTENTS

           General Information                                   2
           Investment Objective and Policies                     3
           Risk Factors                                          4
           Administration of the Trust                           5
           Portfolio Transactions and Brokerage Allocation      14
           Purchase, Redemption and Pricing of Units            14
           Performance Information                              19

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisor's Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Fixed Income Securities, L.P. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). The sponsor provides services to unit investment trusts through its Advisor's Asset Management division.

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide dividend income and capital appreciation by investing in a portfolio of common stocks selected using a specialized dividend-oriented strategy that seeks to outperform the Russell 1000r Index. There is, of course, no guarantee that the trust will achieve its objective. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall generally reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because the trust invests in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Unitholders will receive an amount substantially equal to their pro rata share of the estimated net annual income distributions to be received by the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account.

The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.01 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the estimated annual income distributions to be received by the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee, you will be credited the difference between your sales fee and the deferred sales fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales charge paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Fixed Income Securities, L.P. acting through its Advisor's Asset Management division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the Advisor's Asset Management division at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board
(MSRB), and the Securities Investor Protection Corporation (SIPC).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Fixed Income Securities, L.P., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the largest number of units in a trust during the calendar year except during the initial offering period when it is based on the largest number of units outstanding during the month preceding payment. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Principal and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.

     The trustee's fee, sponsor's fees, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the remaining deferred sales fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust.
These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities (including accrued expenses and mandatory sales fees), by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold.
The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program

("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units (the net asset value) of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator on the basis of bid prices therefor;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

     Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.

1.2 Certificate of Limited Partnership of Fixed Income Securities, L.P. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

1.3 Agreement of Limited Partnership of Fixed Income Securities, L.P. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

1.4 Articles of Incorporation of Sterling Resources, Inc., general partner of Fixed Income Securities, L.P. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith and incorporated herein by reference).

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

3.1    Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to federal income tax status of securities being registered.

3.3 Opinion of counsel as to the New York tax status of securities being registered.

3.4    Opinion of counsel as to the Trustee and the Trust.

4.1    Consent of evaluator.

4.2    Consent of independent registered public accounting firm.

6.1    List of Officers of Fixed Income Securities, L.P.  Reference is made to
       Exhibit 6.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10
       (File No. 333-115977) as filed on May 28, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisor's Disciplined Trust, Series 13 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 5th day of August, 2004.
                                ADVISOR'S DISCIPLINED TRUST, SERIES 13

                                By FIXED INCOME SECURITIES, L.P., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                         Managing Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 5, 2004 by the following persons in the capacities indicated.

  SIGNATURE              TITLE

Scott Colyer        Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Jack Simkin         Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Jim Dillahunty      Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Joe Cotton          Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Dennis Marlin       Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Randy Pegg          Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Lisa Colyer         Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )



                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*




















-------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.

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